MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

As of March 5, 2025

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 (the “2024 Financial Statements”) and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of March 5, 2025. The information and discussion provided in this MD&A covers the year December 31, 2024, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 54 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2023 dated March 22, 2024 and its Management Information Circular dated May 1, 2024, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 27 of this MD&A.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has four operating mines and exploration activities in Argentina, Burkina Faso, Côte d'Ivoire, Peru and Mexico, as well as the preliminary economic assessment stage Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in southwestern Burkina Faso, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment. The underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico was operating during 2024, and has since been placed on care and maintenance. The mine is expected to be sold in the first quarter of 2025. Refer to “Corporate Developments” below.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI. Effective June 20, 2024, the Company’s name was changed to Fortuna Mining Corp. in order to reflect that the Company’s business has moved from being predominantly focused on the production of silver to the production of gold and silver.

CORPORATE DEVELOPMENTS

Proposed Sale of the San Jose Mine

On January 14, 2025, the Company entered into a binding letter agreement for the sale of its 100% interest in Cuzcatlan, which owns the San Jose Mine in Oaxaca, Mexico, to Minas del Balsas S.A. de C.V., a private Mexican company. Consideration for the sale comprises $6 million plus certain prepaid working capital items, with $2 million and the pre-paid working capital items payable on closing and the remaining $4 million payable in equal installments over the following two years; and a contingent consideration of up to approximately $11 million payable upon the completion of certain conditions. In addition, the Company will receive a 1% net smelter return royalty on new production areas from the San Jose Mine concessions for a 5-year term from the start of production. The sale is expected to close in the first quarter of 2025, subject to certain closing conditions.

The transaction is not expected to have a material impact on the operating performance or cash flows of the Company as the San Jose Mine has been placed into care and maintenance and was set for closure in 2025. Shareholder and regulatory approvals are not required to close this transaction.

Share Buyback Program

During the quarter the Company repurchased and cancelled 6,402,640 common shares of the Company under its Normal Course Issuer Bid (NCIB) at a weighted average price of $4.77. Refer to Fortuna news release “Fortuna reports progress on its share buyback program” dated December 3, 2024).

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2024

Financial

●	Sales were $1,062.0 million, an increase of 26% from the $842.4 million reported in the year ended December 31, 2023 (“2023”)
●	Mine operating income was $343.6 million, an increase of 81% from the $190.0 million reported in 2023
●	Operating income was $228.0 million, an increase of $228.4 million from the $0.4 million in operating loss reported in 2023
●	Net income was $141.9 million or $0.42 per share, an increase from a net loss of $43.6 million or $0.17 per share reported in 2023
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $157.3 million compared to $72.6 million in 2023, representing a 117% year-over-year increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $476.9 million compared to $335.1 million reported in 2023, representing a 42% year-over-year increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $202.9 million compared to $153.5 million reported in 2023, representing a 32% year-over-year increase
●	Net cash provided by operating activities was $365.7 million, an increase of 23% from the $296.9 million reported in 2023

Operating

●	Gold production of 369,637 ounces, a 13% increase from 2023
●	Silver production of 3,724,945 ounces, a 37% decrease from 2023
●	Lead production of 39,555,339 pounds, a 3% decrease from 2023
●	Zinc production of 51,905,635 pounds, a 6% decrease from 2023
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,640 per ounce on a gold equivalent sold basis compared to $1,480 per ounce for 2023. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information on the change on the calculation in AISC effective for Q4 2024

Health & Safety

For the fourth quarter, the Company recorded two lost time injuries (“LTI”), one restricted work injury (“RWI”) and two medical treatment injuries (“MTI”) over 3.76 million hours worked. The end of year LTI frequency rate (“LTIFR”) was 0.48 lost time injuries per million hours worked (0.36 at the end of 2023). The end of year total recordable injury frequency rate (“TRIFR”) was 1.36 total recordable injuries per million hours worked (1.22 at the end of 2023).

On February 24, 2025 a fatal accident occurred at the Séguéla Mine. The appropriate government and local authorities have been notified, senior corporate leadership of the Company has mobilized to site, and an investigation to determine the cause of the accident is underway.

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the fourth quarter of 2024, as well as throughout the year.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Community Engagement

During the fourth quarter of 2024, there were no significant disputes at any of our sites, as well as throughout the year. We recorded 384 local stakeholder engagement activities during the period, for a total of 1,193 for 2024. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and twelve months ended December 31, 2024 are presented below:

	Three months ended December 31,			Years ended December 31,
Consolidated Metrics	2024	2023	% Change	2024	2023	% Change
Selected highlights
Silver
Metal produced (oz)	843,611	1,354,003	(38%)	3,724,945	5,883,691	(37%)
Metal sold (oz)	871,527	1,398,553	(38%)	3,755,384	5,899,186	(36%)
Realized price ($/oz)	31.26	23.27	34%	28.04	23.37	20%
Gold
Metal produced (oz)	95,993	107,376	(11%)	369,637	326,638	13%
Metal sold (oz)	97,173	106,961	(9%)	368,630	328,264	12%
Realized price ($/oz)	2,662	1,990	34%	2,401	1,948	23%
Lead
Metal produced (000's lbs)	9,500	10,798	(12%)	39,555	40,852	(3%)
Metal sold (000's lbs)	9,198	11,641	(21%)	39,378	41,074	(4%)
Zinc
Metal produced (000's lbs)	13,874	13,933	(0%)	51,906	55,060	(6%)
Metal sold (000's lbs)	13,932	14,407	(3%)	52,518	56,166	(6%)
Unit Costs
Cash cost ($/oz Au Eq)[1]	1,015	840	21%	987	874	13%
All-in sustaining cash cost ($/oz Au Eq)[1,4]	1,772	1,416	25%	1,640	1,480	11%

Mine operating income	106.9	51.9	106%	343.6	190.0	81%
Operating income (loss)	52.8	(77.4)	168%	228.0	(0.4)	57,100%
Attributable net income (loss)	11.3	(92.3)	112%	128.7	(50.8)	353%
Attributable income (loss) per share - basic	0.04	(0.30)	113%	0.42	(0.17)	347%
Adjusted attributable net income[1]	37.0	20.6	80%	144.0	64.9	122%
Adjusted EBITDA[1]	137.9	120.3	15%	476.9	335.1	42%
Net cash provided by operating activities	150.3	105.1	43%	365.7	296.9	23%
Free cash flow from ongoing operations[1]	95.6	66.2	44%	202.9	153.5	32%
Capital Expenditures[2]
Sustaining	48.1	46.8	3%	142.2	136.1	4%
Non-sustaining[3]	12.0	1.8	567%	50.8	5.2	877%
Séguéla construction	—	—	(100%)	—	50.0	(100%)
Brownfields	1.3	5.5	(76%)	10.4	16.1	(35%)
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration

[4] The composition of AISC was revised in Q4 2024 and the comparative periods were adjusted to reflect the change. Refer to "Non-IFRS Financial Measures - All-in Sustaining Cost Per Gold Equivalent Ounce Sold" for a description of the calculation and the reason for the change

Figures may not add due to rounding

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

The following table presents a summary of certain selected financial information for the three years ended December 31, 2024, 2023 and 2022:

	Three months ended December 31,			Years ended December 31,
	2024	2023	% Change	2024	2023	2022
Sales	302.2	265.3	14%	1,062.0	842.4	681.5
Mine operating income	106.8	51.9	106%	343.6	190.0	146.8
Operating (loss) income	52.8	(77.4)	168%	228.0	(0.4)	(113.6)
Net (loss) income	15.1	(89.8)	117%	141.9	(43.6)	(135.9)
Attributable net (loss) Income	11.3	(92.3)	112%	128.7	(50.8)	(128.1)
(Loss) earnings per share - basic	0.04	(0.30)	113%	0.42	(0.17)	(0.44)
Attributable (loss) earnings per share - basic	0.04	(0.30)	112%	0.42	(0.17)	(0.44)

As at				December 31, 2024	December 31, 2023	December 31, 2022
Cash and cash equivalents				231.3	128.1	80.5
Total assets				2,115.5	1,967.9	1,876.2
Debt				126.0	206.8	219.2
Shareholder's equity attributable to Fortuna shareholders				1,403.9	1,238.4	1,244.8

FINANCIAL RESULTS

Sales

	Three months ended December 31,			Years ended December 31,
	2024	2023	% Change	2024	2023	% Change
Provisional sales $
Lindero	70.4	61.4	15%	231.9	207.5	12%
Yaramoko	78.7	56.0	41%	278.3	228.8	22%
Séguéla	96.7	85.8	13%	330.4	154.2	114%
San Jose	28.7	33.6	(15%)	105.0	152.2	(31%)
Caylloma	28.7	28.0	3%	114.7	103.6	11%
Adjustments[1]	(1.0)	0.5	(300%)	1.7	(3.9)	144%
Total sales $	302.2	265.3	14%	1,062.0	842.4	26%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Fourth Quarter 2024 vs Fourth Quarter 2023

Consolidated sales for the three months ended December 31, 2024 were $302.2 million, a 14% increase from the $265.3 million reported in the same period in 2023. Sales by reportable segment for the three months ended December 31, 2024 were as follows:

●	Lindero recognized adjusted sales of $70.4 million from the sale of 26,840 ounces of gold, a 15% increase from the same period in 2023. Sales increased at Lindero as a result of higher realized metal prices of $2,659 per gold ounce compared to $1,993 in the previous period which was partially offset by lower ounces sold. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $78.7 million from the sale of 29,509 ounces of gold which was 41% higher than the same period in 2023. Higher gold sales at Yaramoko were primarily driven by higher realized metal prices of $2,669 per gold ounce compared to $1,984 in the comparable period and higher ounces sold. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

●	Séguéla recognized adjusted sales of $96.7 million from the sale of 36,384 ounces of gold. The increase in sales was the result of higher realized metal prices partially offset by lower ounces sold due to lower grades. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $28.2 million, a 17% decrease from the $34.1 million reported in the same period in 2023. The decrease in sales was primarily driven by lower production from lower grades as well as lower tonnes mined as the mine was operating at the tail end of reserves. This was partially offset by higher metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $28.7 million compared to $28.0 million reported in the same period in 2023. The increase in sales was primarily the result of higher realized silver prices offsetting lower production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Twelve Months of 2024 vs Twelve Months of 2023

Consolidated sales for the twelve months ended December 31, 2024 were $1,062.0 million, a 26% increase from the $842.4 million reported in the same period in 2023. Sales by reportable segment for the twelve months ended December 31, 2024 were as follows:

●	Lindero recognized adjusted sales of $231.9 million from the sale of 96,726 ounces of gold, a 12% increase from the same period in 2023. Higher gold sales were the result of higher realized metal prices partially offset by lower production due to lower grades. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $278.3 million from the sale of 116,130 ounces of gold which was a 22% increase from the previous period. Higher sales were mainly due to higher metal prices. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $330.4 million from the sale of 137,753 ounces of gold. The mine was only in production for six months in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire " for additional information.
●	San Jose recognized adjusted sales of $106.4 million, a 29% decrease from the $149.7 million reported in the same period in 2023. The decrease in sales was primarily driven by lower production from lower grades as well as lower tonnes mined as the mine was operating at the tail end of reserves. This was partially offset by higher metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $114.9 million compared to $102.2 million reported in the same period in 2023. The increase was primarily the result of higher realized silver prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended December 31,				Years ended December 31,
	2024%[1]		2023%[1]		2024%[1]		2023%[1]
Operating income (loss)
Lindero	$18.3	26%	$(5.8)	(9%)	$55.3	24%	$10.5	5%
Séguéla	30.8	32%	38.0	44%	102.5	31%	68.6	45%
Yaramoko	16.4	21%	2.2	4%	81.8	29%	36.2	16%
San Jose	(9.3)	(33%)	(110.6)	(325%)	(9.9)	(9%)	(105.7)	(71%)
Caylloma	6.6	24%	8.4	30%	36.1	31%	27.7	27%
Corporate	(10.0)		(9.6)		(37.8)		(37.7)
Total	52.8	17%	(77.4)	(29%)	228.0	21%	(0.4)	(0%)

Adjusted EBITDA[2]
Lindero	$37.4	53%	$30.1	49%	$118.0	51%	$80.9	39%
Séguéla	56.7	59%	63.0	73%	200.7	61%	106.3	69%
Yaramoko	41.2	52%	19.5	35%	143.3	51%	108.3	47%
San Jose	1.9	7%	6.4	19%	2.4	2%	40.4	27%
Caylloma	10.7	38%	11.1	39%	50.6	44%	38.7	37%
Corporate	(10.0)		(9.8)		(38.1)		(39.5)
Total	137.9	46%	120.3	47%	476.9	45%	335.1	40%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

Fourth Quarter 2024 vs Fourth Quarter 2023

Operating income for the three months ended December 31, 2024 was $52.8 million, an increase of $130.2 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine was result of higher sales as well as the elimination of the 8% export duty on gold sales at the end of 2023. This was partially offset by the appreciation of the Argentine Peso relative to the US Dollar and its impact on Peso denominated costs.
●	Yaramoko saw an increase in operating income of $14.2 million as a of result higher sales and lower depletion per ounce from the 55 Zone which was partially offset by higher royalties due to higher gold prices and an increase in royalty rates introduced in Burkina Faso in the fourth quarter of 2023. Operating income includes the write-off of the Boussoura exploration property in the quarter for $14.5 million consisting of $5.5 million of capitalized exploration and $9.0 million of purchase price allocation from the acquisition of Roxgold Inc. in 2021.
●	Séguéla recognized operating income of $30.8 million in the fourth quarter compared to $38.0 million in the comparable period. The decrease in operating income was a result of operations moving to the deeper part of the Antenna pit as well as sourcing ore from the Koula and Ancien pits which increased costs. The fourth quarter of 2023 also benefited from the impact of pre-production ounces lowering the depletion per ounce and lower maintenance costs. Operating income for the fourth quarter of 2024 included $18.2 million in depletion related to the purchase price of Roxgold Inc. in 2021.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

●	An operating loss at the San Jose Mine for the fourth quarter of 2024 was $9.3 million compared to an operating loss of $110.6 million in the same period of 2023. The decrease in operating loss was primarily the result of an impairment charge of $90.6 million in the comparable period. In the fourth quarter of 2024 a charge was also taken for $7.2 million related to an increase in the asset retirement obligation.
●	Operating income at the Caylloma Mine for the fourth quarter of 2024 was $1.8 million lower than the comparable period of 2023 as a result of higher worker’s participation and depletion.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $137.9 million for the three months ended December 31, 2024, an increase of $17.6 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of contributions from the Yaramoko Mine which increased 110% compared to the comparable period in 2023.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended December 31, 2024 was $15.1 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

Twelve months of 2024 vs Twelve months of 2023

Operating income for the twelve months ended December 31, 2024 was $228.0 million, an increase of $228.4 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine due to higher sales and the elimination of the 8% export duty. The mine also benefited from a smaller foreign exchange loss of $3.6 million compared to $8.7 million in the comparable period. This was partially offset by the appreciation of the Argentine Peso relative to the US Dollar and the impact on Peso denominated costs.
●	Operating income at Yaramoko was higher by $45.8 million as a result of higher metal sales and lower depletion per ounce. This was partially offset by the write-down of the Boussoura exploration property for $14.5 million.
●	A full year of contributions from the Séguéla Mine which was only operating for six months in the comparable period in 2023. Operating income for 2024 included $71.6 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	An operating loss at San Jose of $9.9 million for 2024 compared to an operating loss of $105.7 million in the comparable period. The mine realized an impairment charge of $90.6 million in the comparable period in 2023.
●	Operating income at Caylloma increased by $8.4 million primarily as a result of higher sales which was partially offset by higher depletion.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $476.9 million for the twelve months ended December 31, 2024, an increase of $141.8 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine which operated for the full year compared to only six months in 2023.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income/loss. Net income for the twelve months ended December 31, 2024 was $141.9 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost (“AISC”)

Fourth Quarter 2024 vs Fourth Quarter2023

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the fourth quarter of 2024 was $1,772 per ounce compared to $1,416 per ounce for the comparable quarter. The increase in AISC was primarily the result of lower gold equivalent ounces sold due to lower grades at Séguéla, San Jose being at the tail end of production, and the impact of higher gold

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

prices on the gold equivalent contribution of base metals. Higher cash costs of $1,015 per GEO compared to $840 per GEO were also a contributing factor as the previous period benefited from low cost production at Séguéla due to low stripping, short haulage distances and low maintenance costs. This was partially offset by lower capital costs at Yaramoko and San Jose due to lower capitalized development. AISC per GEO also included a gain on blue-chip swaps in Argentina of $1.4 million compared to $12.4 million in the previous period. (The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change). Adjusting for San Jose which was mining its last year of Mineral Reserves, AISC per GEO was $1,690.

Twelve Months of 2024 vs Twelve Months of 2023

Consolidated AISC per gold equivalent ounce sold for the twelve months ended December 31, 2024 was $1,640 per ounce compared to $1,480 per ounce for the comparable period. Higher AISC per GEO was the result of higher cash costs as the previous period benefited from low cost production at Séguéla due to low stripping, short haulage distances and low maintenance costs. 2024 was also impacted by higher G&A costs as a result of a full year of operations at Séguéla, higher share-based compensation and previously capitalized development costs at San Jose were expensed. Sustaining capital was higher compared to the previous period due to the Lindero leach pad expansion. AISC per GEO also included a gain on blue-chip swaps in Argentina of $9.7 million compared to $12.4 million in the previous period. (The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change).  Adjusting for San Jose, which was mining its last year of Mineral Reserves, AISC per GEO was $1,554.

General and Administrative (“G&A”) Expenses

	Three months ended December 31,			Years ended December 31,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Mine G&A	9.6	7.2	33%	36.0	27.5	31%
Corporate G&A	7.9	8.4	(6%)	27.8	28.3	(2%)
Share-based payments	1.6	4.3	(63%)	11.7	8.1	44%
Workers' participation	0.3	—	0%	0.6	0.2	200%
Total	19.4	19.9	(3%)	76.1	64.1	19%

G&A expenses for the three months ended December 31, 2024 decreased 3% to $19.4 million compared to $19.9 million reported in the same period in 2023. G&A was in line with the comparable period as higher mine site G&A was offset by lower corporate G&A and share-based payments.

G&A expenses for the twelve months ended December 31, 2024 were $76.1 compared to the $64.1 million reported in the same period in 2023. The increase in G&A was the result of a full year of contributions from the Séguéla Mine compared to six months of operations in 2023 as well as higher share-based payments.

Fortuna | 11

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Foreign Exchange Loss

Foreign exchange loss for the three months ended December 31, 2024 increased $7.9 million to $10.3 million compared to $2.4 million reported in the same period in 2023. Foreign exchange losses for the quarter were primarily driven by a $7.5 million unrealized loss in West Africa as the Euro depreciated relative to the US Dollar impacting West Africa Franc denominated cash and VAT balances.

Foreign exchange loss for the twelve months ended December 31, 2024 increased $1.5 million to $12.4 million compared to $10.9 million reported in the same period in 2023. Losses for the year were primarily driven by the devaluation of the West African Franc and the impact on VAT and cash balances.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended December 31, 2024 was $33.0 million compared to the $17.0 million reported in the same period in 2023. The $16.0 million increase in income tax expense was due to higher net income before tax at Yaramoko and a lower deferred tax recovery at Séguéla due to the impact of foreign exchange rates on tax assets denominated in West African Francs.

Income tax expense for the twelve months ended December 31, 2024 was $70.3 million compared to an income tax expense of $32.6 million reported in the same period in 2023. The increase of $37.7 million is primarily attributable to a full year of tax accruals at the Séguéla Mine compared to only six months in the previous period and was partially offset by the recognition of a deferred tax asset related to the issuance of the 2024 Notes (as defined herein) and no current income tax being accrued at San Jose.

The ETR for the three months ended December 31, 2024 was 69% compared to (23%) for the same period in 2023. The increase in the ETR was the result of higher income before tax and lower deferred tax recovery from the impact of foreign exchange rates on tax assets denominated in West African francs.

The ETR for the twelve months ended December 31, 2024was 33% compared to (295%) for the same period in 2023. The increase in the ETR was the result of higher net income before tax, withholding taxes related to intercompany dividends and the impact of foreign exchange rates on tax assets denominated in West African francs. This was partially offset by the recognition of a deferred tax asset related to the issue of the 2024 Notes.

Fortuna | 12

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

2025 GUIDANCE

The Company released its updated guidance for 2025. Refer to the News Release “Fortuna reports record production of 455,958 Au Eq ounces for 2024 and provides 2025 outlook.” dated January 21, 2025. Consolidated production and cost guidance is summarized in the table below.

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost[1,2,3]	AISC[1,2,3]
Silver					($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	0.9 - 1.0	-	29 - 32	45 - 49	15.0 - 16.6	21.7 - 24.7
Gold					($/oz Au)	($/oz Au)
Lindero, Argentina[4]	-	93 - 105	-	-	1,060 - 1,235	1,600 - 1,770
Yaramoko, Burkina Faso	-	107 - 121	-	-	880 - 1,000	1,165 - 1,320
Séguéla, Côte d´Ivoire	-	134 - 147	-	-	680 - 750	1,500 - 1,600
Consolidated Total	0.9 - 1.0	334 - 373	29 - 32	45 - 49	$895 - 1,015	$1,550 - 1,680
Notes:
1.

 Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below.

2.

Cash cost includes production cash cost and for Lindero, is net of copper by-product credit. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb, and $2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.

3.

Silver equivalent is calculated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb and $2,700/t Zn. The guidance assumes an exchange rate of 0.89 USD/EUR. For Argentina, it assumes an annual inflation rate of 29% and an annual devaluation of 18 percent.

4.

The cost guidance for the Lindero Mine does not take into account potential changes by the new Argentine Government to national macroeconomic policies, the taxation system and import and export duties which, if implemented, may have a material impact on costs.

5.

Historical non-IFRS measure cost comparatives: The following table provides the historical cash costs and historical AISC for the Company’s four mines which were operating during the year ended December 31, 2024, as follows:

Mine	Cash Cost [a,b,c]	AISC [a,b,c]
Silver	($/oz Ag Eq)	($/oz Ag Eq)
San Jose, Mexico	25.25	28.22
Caylloma, Peru	14.12	21.72
Consolidated	19.31	19.62
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	1,051	1,793
Yaramoko, Burkina Faso	860	1,359
Séguéla, Côte d´Ivoire	584	1,153
Consolidated	987	1,640

(a) Cash cost and AISC are non-IFRS financial measures; refer to the note under “Non-IFRS Financial Measures” below.
(b) Silver equivalent was calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
(c) Further details on the cash costs and AISC found under "Non-IFRS Financial Measures” below.
(d) The composition of AISC was revised in Q4 2024. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change.

6.	Totals may not add due to rounding.

Fortuna | 13

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes placed on the leach pad	1,757,290	1,556,000	6,367,505	6,005,049

Gold
Grade (g/t)	0.60	0.63	0.62	0.64
Production (oz)	26,806	29,591	97,287	101,238
Metal sold (oz)	26,840	29,308	96,726	103,503
Realized price ($/oz)	2,659	1,993	2,411	1,942

Unit Costs
Cash cost ($/oz Au)[1]	1,063	934	1,051	920
All-in sustaining cash cost ($/oz Au)[1,3]	1,873	1,127	1,793	1,444

Capital Expenditures ($000's)[2]
Sustaining	19,240	10,607	65,876	39,358
Sustaining leases	629	598	2,400	2,393
Non-sustaining	1,448	1,302	2,016	1,978
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

3 The composition of AISC was revised in Q4 2024 and the comparative periods were updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change.

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, a total of 1,757,290 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.60 g/t, containing an estimated 34,151 ounces of gold. Gold production for the fourth quarter of 2024 totaled 26,806 ounces. This represents a 9% decrease in total ounces compared to fourth quarter of 2023 as a result of lower grades and lower ounces contained in fine carbon. The mine started placing the first lift of ore on the new leach pad expansion area in the second half of October 2024.

Gold production was comprised of 24,679 ounces in doré bars, 2,086 ounces of gold contained in rich fine carbon, and 41 ounces contained in copper precipitate. Ore mined was 2.1 million tonnes, with a stripping ratio of 1.54:1. For the full year 2024 gold production totaled 97,287 ounces, achieving midpoint of annual production guidance.

The cash cost per ounce of gold for the quarter ending December 31, 2024, was $1,063 compared to $934 in the same period of 2023. For the year ending December 31, 2024, the cash cost per ounce was $1,051, an increase from $920 in 2023. The increase in cash cost per ounce of gold for both the quarter and the full year was primarily due to the impact of appreciation of the Argentine peso, lower gold production and lower by-product credits from copper sales. The increase in cash costs was partially offset by operational efficiency initiatives including a change in the hauling and loading fleet, reduction in cyanide consumption and crushing throughput.

Fortuna | 14

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

AISC per gold ounce sold1 during Q4 2024 was $1,873, compared to $1,127 in Q4 2023. AISC in the quarter includes $1.4 million investment gain (Q4 2023: $12.4 million) from cross border, Argentine pesos denominated bond trades. This is a benefit granted to exporters by the Argentine Government whereby 20% of export proceeds are allowed to be converted into pesos at a preferential exchange rate for exporters. This benefit is intended to alleviate the impact of the overvaluation of the official exchange rate on input costs. The increase in AISC is explained by higher cash cost and capex in Q4 2024, partially offset by the elimination of the 8% export duty in 2024, and lower investment gains recorded in Q4 2024.

AISC per gold ounce sold1 in 2024 was $1,793, compared to $1,444 in 2023. AISC for 2024 includes the $9.7 million annual investment gain (FY 2023: $12.4 million) from cross border, Argentine pesos denominated bond trades. AISC per ounce for 2024 was higher due mainly to higher cost per ounce and sustaining capital expenditures related to the leach pad expansion, partially offset by the elimination of export duties in 2024 as described above.

As of December 31, 2024, the leach pad expansion project was approximately 89% complete. The leach pad expansion remains on schedule for completion during the first half of 2025.

1 The composition of AISC was revised in Q4 2024 and the comparative periods were updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change

Fortuna | 15

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	102,105	110,445	454,969	531,578

Gold
Grade (g/t)	9.18	7.16	8.21	6.81
Recovery (%)	98	98	98	98
Production (oz)	29,576	28,235	116,206	117,711
Metal sold (oz)	29,509	28,229	116,130	117,676
Realized price ($/oz)	2,669	1,984	2,397	1,945

Unit Costs
Cash cost ($/oz Au)[1]	812	949	860	809
All-in sustaining cash cost ($/oz Au)[1]	1,302	1,720	1,359	1,499

Capital Expenditures ($000's)[2]
Sustaining	8,035	12,620	28,147	49,938
Sustaining leases	1,002	1,077	4,071	4,758
Non-sustaining	1,649	–	5,654	–
Brownfields	393	1,261	1,936	4,917
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, the Yaramoko Mine treated 102,105 tonnes of ore and produced 29,576 ounces of gold with an average gold head grade of 9.18g/t, 5% and 28% increases when compared to the same period in 2023. Lower tonnage milled was due to 16 days of lost milling time as a consequence of an equipment failure. Higher production in the fourth quarter of 2024 was due to higher grades; partially offset by lower tonnes processed.

Gold production in 2024 totaled 116,206 ounces, achieving the higher end of the annual guidance range.

The cash cost per ounce of gold sold for the quarter ended December 31, 2024, was $812 compared to $949 in the same period in 2023. The decrease for the quarter is mainly attributed to lower mining costs and higher grades. For the year ending December 31, 2024, the cash cost per ounce of gold sold was $860, an increase from $809 in 2023. The full year increase is mainly due to higher mining costs during prior quarters.

The all-in sustaining cash cost per gold ounce sold was $1,302 for the quarter ended December 31, 2024, compared to $1,720 in the same period of 2023, the decrease is mainly due to lower sustaining capital costs, lower cash costs, and an administrative penalty paid in the fourth quarter of 2023. For the full year, the all-in sustaining cash cost was $1,359 in 2024, compared to $1,499 in 2023. The decrease in AISC was mainly the result of lower sustaining capital costs.

Fortuna | 16

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire, and began commercial production on July 1, 2023. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	430,117	387,624	1,561,800	807,617
Average tonnes crushed per day	4,727	4,123	4,279	3,282

Gold
Grade (g/t)	2.95	3.62	2.95	3.42
Recovery (%)	92	95	93	94
Production (oz)	35,244	43,096	137,781	78,617
Metal sold (oz)	36,384	43,018	137,753	78,521
Realized price ($/oz)	2,658	1,994	2,399	1,963

Unit Costs
Cash cost ($/oz Au)[1]	653	323	584	357
All-in sustaining cash cost ($/oz Au)[1]	1,376	737	1,153	760

Capital Expenditures ($000's)[2]
Sustaining	13,626	7,765	28,488	10,912
Sustaining leases	3,347	2,285	10,381	5,329
Non-sustaining	5,021	-	19,458	-
Brownfields	423	-	6,696	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

During the fourth quarter of 2024, mine production totaled 715,008 tonnes of ore, averaging 2.34 g/t Au, and containing an estimated 53,796 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 3,670,138 tonnes, for a strip ratio of 5.1:1. Production was mainly focused from the Antenna pit, which produced 530,651 tonnes of ore, with the balance of production sourced from the Koula and Ancien pits.

In the fourth quarter of 2024, Séguéla processed 430,117 tonnes of ore, producing 35,244 ounces of gold, at an average head grade of 2.95 g/t Au, an 18% decrease and a 19% decrease, respectively, compared to the fourth quarter of 2023. The decrease in gold production was due to lower head grades and lower recovery and partially offset by higher milled tonnes. Plant throughput for the quarter was 208 tonnes per hour (TPH) which is 35% above the name plate design capacity of 154 TPH.

Gold production in 2024 totaled 137,781 ounces, achieving the higher end of the annual guidance range. A 75% increase in ounces of gold produced during the year was mainly due to a full year of production in 2024 compared to only six months in 2023.

Cash cost per gold ounce sold was $653 for the fourth quarter of 2024 and $584 for the full year, compared to $323 for the fourth quarter of 2023 and $357 for the full year of 2023. The increase in cash costs is explained mainly by lower head

Fortuna | 17

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

grades in 2024, as per the mine plan, and lower stripping and mining costs during Séguéla’s first six months of operation in the second half of 2023.

All-in sustaining cash cost per gold ounce sold was $1,376 for the fourth quarter of 2024 compared to $737 in the same period of the previous year. For the full year, the all-in sustaining cash cost was $1,153, compared to $760 in 2023. The increase for the quarter was primarily the result of higher cash costs, higher sustaining capital from higher stripping and the purchase of capital spares as well as lower volume of metal sold. The increase for the year was due to higher cash costs and higher sustaining capital expenditures.

Brownfields capital expenditures were $6.7 million for the full year in 2024, compared to $nil in 2023, as a result of drilling activities to define the geometry of mineral deposits.

Fortuna | 18

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	190,063	241,035	735,591	930,200
Average tonnes milled per day	2,437	2,678	2,138	2,643

Silver
Grade (g/t)	118	145	125	171
Recovery (%)	83	91	86	91
Production (oz)	594,373	1,023,525	2,548,402	4,656,631
Metal sold (oz)	622,108	1,040,888	2,568,745	4,659,611
Realized price ($/oz)	31.25	23.35	28.12	23.36

Gold
Grade (g/t)	0.85	0.91	0.89	1.06
Recovery (%)	82	90	85	90
Production (oz)	4,239	6,345	17,811	28,559
Metal sold (oz)	4,440	6,406	17,851	28,524
Realized price ($/oz)	2,661	1,983	2,386	1,942

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	26.01	20.45	25.25	14.28
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	29.94	21.98	28.22	19.40

Capital Expenditures ($000's)[3]
Sustaining	–	3,190	–	14,018
Sustaining leases	171	246	846	878
Non-sustaining	602	505	8,927	1,682
Brownfields	–	1,257	–	4,215
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, San Jose produced 594,373 ounces of silver and 4,239 ounces of gold, 42% and 33% decreases respectively, at average head grades for silver and gold of 118 g/t and 0.85 g/t, 19% and 7% decreases respectively, when compared to the same period in 2023. The decrease in silver and gold production for the quarter is explained by the lower extracted mineral and head grades, mainly due to the declining grade profile of Mineral Reserves in the mine plan. Annual production in 2024 totaled 2,548,402 ounces of silver and 17,811 ounces of gold, which were 18% and 6% below the lower end of annual guidance range, respectively. Approximately 5% of the lower production for both metals was due to the effect of the iron oxide in the metallurgical recovery. Head grades for the year were aligned with the geological model, albeit slightly lower than expected.

The cash cost per silver equivalent ounce in the fourth quarter of 2024, was $26.01, an increase from $20.45 in the same period of 2023. For the year ended December 31, 2024 the cash cost per silver equivalent ounce sold was $25.25

Fortuna | 19

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

compared to $14.28 in the same period of 2023. The higher cost per ounce was primarily the result of lower production and silver equivalent ounces sold and previously capitalized costs being expensed.

The all-in sustaining cash cost of payable silver equivalent ounce in the fourth quarter of 2024 increased by 36% to $29.94, and full year 2024 increased 45% to $28.22, compared to $21.98 and $19.40 for the same periods in 2023. These increases were mainly driven by higher cash costs and lower volume of metal sold.

Fortuna | 20

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Mine Production
Tonnes milled	139,761	140,800	551,430	543,876
Average tonnes milled per day	1,553	1,564	1,549	1,528

Silver
Grade (g/t)	67	88	80	85
Recovery (%)	83	83	83	83
Production (oz)	249,238	330,478	1,176,543	1,227,060
Metal sold (oz)	247,441	353,935	1,179,260	1,229,298
Realized price ($/oz)	31.27	23.06	27.88	23.37

Gold
Grade (g/t)	0.11	0.11	0.13	0.14
Recovery (%)	25	21	22	22
Production (oz)	128	109	552	513
Metal sold (oz)	-	-	169	40
Realized price ($/oz)	-	-	2,233	1,902

Lead
Grade (%)	3.36	3.84	3.57	3.74
Recovery (%)	92	91	91	91
Production (000's lbs)	9,500	10,798	39,555	40,852
Metal sold (000's lbs)	9,198	11,641	39,378	41,074
Realized price ($/lb)	0.91	0.97	0.94	0.98

Zinc
Grade (%)	4.94	5.00	4.71	5.11
Recovery (%)	91	90	91	90
Production (000's lbs)	13,874	13,933	51,906	55,060
Metal sold (000's lbs)	13,932	14,407	52,518	56,166
Realized price ($/lb)	1.38	1.13	1.26	1.23

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	16.53	13.42	14.12	13.91
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	28.10	22.34	21.72	19.90

Capital Expenditures ($000's)[3]
Sustaining	7,193	8,635	19,673	17,903
Sustaining leases	623	912	2,494	3,538
Brownfields	522	966	1,730	2,302
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 21

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2024, the Caylloma Mine produced 249,238 ounces of silver at an average head grade of 67 g/t, a 25% and 24% decrease, respectively, when compared to the same period in 2023. Silver production for 2024 totaled 1,176,543 ounces, exceeding the upper end of annual guidance range by 7%.

Lead and zinc production for the quarter was 9.5 million pounds and 13.9 million pounds, respectively. Lead production declined by 12% and zinc production remained comparable to the same period in 2023. Head grades averaged 3.36% and 4.94%, a 13% and 1% decrease, respectively, when compared to the same quarter in 2023. Lead and zinc production for 2024 totaled 39.6 and 51.9 million pounds, respectively. Lead and zinc production were above the higher end of annual guidance by 33% and 16%, respectively. Increased production is the result of positive grade reconciliation to the reserve model in the lower levels of the underground mine. Gold production in the fourth quarter totaled 128 ounces with an average head grade of 0.11 g/t.

The cash cost per silver equivalent ounce sold in the fourth quarter of 2024, was $16.53 compared to $13.42 in the same period in 2023. For the year ended December 31, 2024, the cash cost per ounce of silver equivalent sold was $14.12, compared to $13.91 in 2023. The higher cost per ounce for the quarter and the year was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold partially offset by lower treatment charges.

The all-in sustaining cash cost per ounce of payable silver equivalent in the fourth quarter of 2024, increased 26% to $28.10, compared to $22.34 for the same period in 2023. The all-in sustaining cash cost per ounce of payable silver equivalent for the full year 2024 was $21.72 compared to $19.90 in 2023. The increase for the quarter and year was the result of higher cash costs per ounce, higher worker’s participation and the impact of higher realized silver prices on the calculation of silver equivalent ounces. If AISC was calculated using the guidance metal prices AISC would have been $23.60 and $19.27 per ounce for the quarter and year respectively.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to December 31, 2024:

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Sales	302.2	274.9	260.0	224.9	265.3	243.1	158.4	175.7
Mine operating income	106.9	86.9	79.9	69.9	51.9	65.9	31.9	40.4
Operating income (loss)	52.8	72.7	55.4	47.1	(77.4)	45.4	7.7	23.9
Net income (loss)	15.1	54.4	43.3	29.1	(89.8)	30.9	3.5	11.9
Attributable net income (loss)	11.3	50.5	40.6	26.3	(92.3)	27.5	3.1	10.9

Basic (loss) earnings per share	0.04	0.16	0.13	0.09	(0.30)	0.09	0.01	0.04
Diluted (loss) earnings per share	0.03	0.16	0.13	0.09	(0.30)	0.09	0.01	0.04

Total assets	2,115.5	2,083.6	2,024.8	1,947.4	1,967.9	2,046.6	1,991.5	1,946.1
Debt	126.0	124.1	167.2	167.6	206.8	246.6	285.9	244.9

Figures may not add due to rounding

Sales increased in the fourth quarter of 2024 to $302.2 million primarily due to higher precious metal prices. Despite higher sales and mine operating income, net income was lower as a result of a $14.5 million write-off for the Boussoura exploration property, a $7.2 million charge due to an increase in the asset retirement obligation liability at San Jose and an unrealized foreign exchange loss in West Africa due to the devaluation of the Euro and the impact on VAT and cash balances denominated in West African Francs.

Fortuna | 22

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Sales increased 6% in the third quarter of 2024 to $274.9 million compared to $260.0 million in the second quarter of 2024 due to higher precious metal prices offsetting lower gold equivalent production. Net income increased by $11.1 million compared to the second quarter of 2024 also as a result of higher metal prices.

Sales increased 16% in the second quarter of 2024 to $260.0 million compared to $224.9 million in the first quarter of 2024 due to higher gold equivalent production of 116,570 ounces compared to 112,543 in the previous quarter and higher metal prices. Net income increased by $14.2 million compared to the first quarter of 2024 due to higher sales and the recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the 2024 Notes.

Sales decreased 15% in the first quarter of 2024 to $224.9 million compared to $265.3 million in the fourth quarter of 2023 due to lower production and partially offset by higher metal prices. Net income increased by $118.9 million compared to the fourth quarter of 2023 due to an impairment charge recognized at the San Jose Mine and a number of onetime charges in the previous quarter.

Sales increased 9% in the fourth quarter of 2023 to $265.3 million compared to $243.1 million in the third quarter of 2023 due to higher production. Net income decreased by $120.7 million compared to the third quarter of 2023 as a result of an impairment charge at San Jose and a number of onetime charges.

Sales increased 53% in the third quarter of 2023 to $243.1 million compared to $158.4 million in the second quarter of 2023. Sales in the quarter were impacted by the addition of Séguéla as an operating mine. Net income increased by $27.4 million compared to the second quarter of 2023 as a result of contributions from Séguéla which was in ramp-up during the previous quarter and the return to full operations at San Jose following an illegal blockade.

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $231.3 million at December 31, 2024 compared to $128.1 million at the end of 2023. The increase in cash and cash equivalents was a result of free cash flow generated from operations and the issuance of the unsecured senior convertible notes (“2024 Notes”) in June 2024 in the aggregate principal amount of $172.5 million which was partially offset by a net repayment of $165.0 million on the revolving credit facility bringing the outstanding balance of the facility to $nil (excluding letters of credit), share buybacks under the NCIB and capital expenditures at the mines. Significant cash flow movements for the year are described below.

Working Capital

Working capital increased to $230.2 million at the end of 2024 compared to $89.6 million at the end of 2023. The increase in working capital was primarily a result of the increase in cash balances as well as the repayment of the 2019 convertible debentures which moved all debt back to non-current liabilities.

Fortuna | 23

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Operating Activities

Cash flow generated from operating activities for the year ending December 31, 2024 increased to $365.7 million compared to $296.9 million in 2023. The increase in operating cash flow was the result of a full year of contributions from Séguéla compared to six months in 2023 and higher realized precious metal prices. Negative changes in working capital of $72.5 million were primarily the result of an increase of $46.4 million in receivables due to timing and delays in repayments of VAT in Burkina Faso and an increase in inventories of $24.5 million related to an increase in ore stockpiles at Lindero and Séguéla as well as Séguéla building up its warehouse to operating levels following the end of construction in 2023.

Investing Activities

For the year ending December 31, 2024 the Company invested $203.8 million in capital expenditures on a cash basis consisting of $152.9 million in sustaining capital and $50.8 million in expansionary capital. Capital investments consisted primarily of the following:

Sustaining

●	$65.9 million invested at the Lindero Mine to support both capitalized stripping and the Phase 2 expansion of the leach pad
●	$35.2 million in capitalized stripping and mine development at Séguéla
●	$30.1 million at Yaramoko which consisted primarily of underground development
●	$21.4 million at Caylloma primarily for capitalized development costs

Expansionary

●	$14.8 million related to exploration and study work at the Diamba Sud project
●	$19.5 million for exploration activities at the Séguéla Mine
●	$8.9 million at the San Jose Mine to explore the Yessi Vein
●	$5.6 million in exploration activities at the Yaramoko Mine

During the year the Company also realized an investment gain of $9.7 million related to blue chip swaps at Lindero to access a foreign exchange window opened by the government.

Financing Activities

During the year the Company focused on strengthening its balance sheet, paying down debt and returning capital to shareholders. Primary activities during the year included:

●	Net payments of $165 million were made on the revolving credit facility bringing its balance to $nil (excluding letters of credit)
●	The Company issued $172.5 million in convertible notes lowering its cost of debt
●	The settlement of the 2019 convertible debenture through a mix of cash and equity
●	Repurchased $34.1 million of the Company’s common shares under its NCIB program.

During the year the Company also paid $20.7 million related to capital lease payments.

Capital Resources

Effective October 31, 2024, the Company entered into a fifth amended and restated credit agreement which reduces its secured revolving credit facility, with a syndicate of banks led by The Bank of Nova Scotia, and including Bank of Montreal,

Fortuna | 24

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

ING Capital LLC and National Bank of Canada. The amendment and restatement reduced the amount of the facility to $150.0 million from $250.0 million (the facility would have stepped down to $175.0 million in November 2024), and increased the uncommitted accordion option from $50.0 million to $75.0 million. The facility has a term of four years. Lower interest rates across certain levels of the margin grid and lower commitment fees were negotiated under the amended facility. Interest accrues on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid. Commitment fees decreased approximately 0.6% to 0.9% across the margin grid.

The Company’s principal operating subsidiaries in Argentina, Burkina Faso, Cote d’Ivoire and Peru, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company under the amended and restated credit facility. The Company has pledged all of its assets to secure the payment of its obligations under the amended and restated credit facility, and the Company’s principal operating subsidiary in Peru has pledged all of its respective assets to secure its guarantees. All of the shares in the Company’s principal operating subsidiaries in Burkina Faso, Cote d’Ivoire, Peru and Senegal have also been pledged to secure the obligations owing under the amended and restated credit facility and the loan documents entered into in connection therewith. In addition, the Company’s principal operating subsidiary in Burkina Faso has also pledged its bank accounts to secure the obligations under its guarantee. All security granted by the Company’s operating subsidiary in Mexico and indirect holding companies under the previous credit facility agreement has been released.

The amended and restated credit facility includes covenants customary for a facility of this nature including among other matters, reporting requirements, and positive, negative and financial covenants set out therein. As at December 31, 2024 the Company was in compliance with all of the covenants under the amended and restated credit facility.

As at March 5, 2025, the credit facility remains undrawn excluding letters of credit.

As at	December 31, 2024	December 31, 2023	Change
Cash and cash equivalents	231.3	128.1	103.2
Credit facility	150.0	250.0	(100.0)
Total liquidity available	381.3	378.1	3.2
Amount drawn on credit facility[1]	—	(165.0)	165.0
Net liquidity position	381.3	213.1	168.2
[1]Excluding letters of credit

Figures may not add due to rounding

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”) on a private placement basis before transaction costs of $6.4 million. The 2024 Notes bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year beginning on December 31, 2024, and will mature on June 30, 2029. The 2024 Notes are the Company’s senior unsecured obligations and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes (which represents an initial conversion price of approximately $6.591 per common share). A holder that surrenders 2024 Notes for conversion in connection with a “make-whole fundamental change” or a notice of redemption may in certain circumstances be entitled to an increased conversion rate.

The Company may not redeem the 2024 Notes before July 5, 2027, except in the event of certain changes in Canadian tax law. At any time on or after July 5, 2027, the Company may redeem all or part of the 2024 Notes for cash, but only if the

Fortuna | 25

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of 100% of the principal amount of the 2024 Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Company may also redeem the 2024 Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes. In addition, the Company will be required to offer to purchase for cash all of the outstanding 2024 Notes upon a “fundamental change” at a purchase price in cash equal to 100% of the principal amount of the 2024 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The 2024 Notes are not listed, and the Company does not intend to apply for the listing of the 2024 Notes, on any securities exchange.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $18.9 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section m) and Note 28 of the 2024 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,528,189 common shares outstanding as at March 5, 2025. In addition, there were 2,054,962 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

2019 Convertible Debenture

In July of 2024 a number of holders of the 2019 convertible debentures exercised their right to convert their debt into common shares of the Company at an exercise price of $5.00 per share representing a conversion rate of 200 common shares per $1,000 principal amount of debentures. As a result, the Company issued 7,184,000 common shares of the Company to such debenture holders.

Fortuna | 26

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Normal Course Issuer Bid

On April 30, 2024, Fortuna announced that the TSX had approved the renewal of the Company’s NCIB program to purchase up to 15,287,201 of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2024 and will expire on the earlier of May 1, 2025; the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or the date Fortuna otherwise decides not to make any further repurchases under the NCIB.

During the quarter the Company repurchased and cancelled 6,402,640 common shares of the Company under its Normal Course Issuer Bid (NCIB) at a weighted average price of $4.77. Refer to Fortuna news release “Fortuna reports progress on its share buyback program” dated December 3, 2024). Subsequent to year end, the Company repurchased and cancelled an additional 400,000 common shares at a weighted average price of $4.40. To date, the Company has repurchased 45% of the 15,287,201 shares it is authorized to repurchase under the NCIB.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and twelve months ended December 31, 2024 and 2023:

(a)   Key Management Personnel

During the three and twelve months ended December 31, 2024 and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended December 31,		Years ended December 31,
(Expressed in $ thousands)	2024	2023	2024	2023
Salaries and benefits	1,329	1,564	7,896	8,450
Directors fees	213	208	851	830
Consulting fees	16	16	66	66
Share-based payments	344	2,682	6,395	4,874
	1,902	4,470	15,208	14,220

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures

Fortuna | 27

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented except for all-in sustaining costs per silver equivalent ounce sold and all-in sustaining costs per gold equivalent ounce sold.

All-in Sustaining Cost Per Silver Equivalent Ounce Sold

Costs associated with right of use leases were removed in Q1 2024 to better align the calculation with all-in sustaining costs per gold equivalent ounces sold. Prior period comparatives have been updated to reflect the change.

All-In Sustaining Cost Per Gold Equivalent Ounce Sold

In Q4 2024 Management elected to include the gain on blue chip swaps in Argentina in the calculation of all-in sustaining costs for both Lindero and the consolidated entity. Management reached this decision after evaluating the peso appreciation relative to the US dollar and the impact it has had on the cost structure of the Lindero Mine as a result of government macro-economic policy.

A blue chip swap is a mechanism provided by the Argentine government to exporters to provide relief to the impact of macro economic policy on their cost structure. These economic policies have resulted in two exchange rates in Argentina, the official exchange rate managed by the central bank and the unofficial ‘blue dollar’ rate received in the public market. Exporters are required to repatriate their US dollars at the official rate which provides fewer pesos for each dollar exchanged compared to the blue dollar rate. This effectively increases the operating costs of the Lindero Mine as fewer pesos are available to meet expenses denominated in local currency. A blue chip swap allows an exporter to use 20% of export proceeds to access the ‘blue dollar’ rate and partially offset this impact.

A blue chip swap is executed through the purchase of a US dollar denominated bond on an Argentine exchange and then immediately selling the peso denominated equivalent which provides a superior exchange rate to the official one. As a blue chip swap is executed through the acquisition and sale of bonds, IFRS requires that it be recognized as an investment gain in the income statement creating a mismatch between the impact to cost of sales from peso appreciation and the relief provided by the government. Management believes including the gains on blue chip swaps in the AISC calculation addresses this mismatch and provides better information to the end user of our financial statements and MD&A as it provides a more accurate view of the sustaining costs of producing an ounce of gold in Argentina.

The gain on blue chip swaps has been included in both the Q4 and full year 2024 AISC calculation for Lindero and on a consolidated basis, as well as all comparable periods as required under National Instrument 52-112 Non-IFRS and Other Financial Measures Disclosures. The gains on blue chip swaps have been disclosed as a separate line item in the reconciliation tables below to provide transparency as to the nature of change and the impact on the calculation of AISC.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.

Fortuna | 28

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.

Fortuna | 29

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 30

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the 2024 Financial Statements for the three and twelve months ended December 31, 2024 and 2023:

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	47,380	40,610	58,956	28,547	19,866	195,361
Inventory adjustment	(4,704)	1,487	—	(1,366)	—	(4,583)
Depletion, depreciation, and amortization	(13,314)	(12,783)	(28,828)	(2,623)	(4,295)	(61,843)
Royalties and taxes	(79)	(5,346)	(6,377)	(801)	(222)	(12,825)
By-product credits	(973)	—	—	—	—	(973)
Other	—	—	—	(1)	(1,624)	(1,625)
Treatment and refining charges	—	—	—	720	2,965	3,685
Cash cost applicable per gold equivalent ounce sold	28,310	23,968	23,751	24,476	16,690	117,195
Ounces of gold equivalent sold	26,629	29,509	36,384	11,051	11,863	115,436
Cash cost per ounce of gold equivalent sold ($/oz)	1,063	812	653	2,215	1,407	1,015
Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	57,913	49,598	46,239	41,108	18,599	213,457
Inventory adjustment	(7,884)	(3,033)	—	(4,554)	—	(15,471)
Depletion, depreciation, and amortization	(15,061)	(15,345)	(25,972)	(11,351)	(3,466)	(71,195)
Royalties and taxes	(3,916)	(4,437)	(6,364)	(815)	(227)	(15,759)
By-product credits	(4,183)	—	—	—	—	(4,183)
Other	—	—	—	344	(397)	(53)
Treatment and refining charges	—	—	—	1,505	4,241	5,746
Cash cost applicable per gold equivalent ounce sold	26,869	26,783	13,903	26,237	18,750	112,542
Ounces of gold equivalent sold	28,779	28,229	43,018	17,650	16,236	133,912
Cash cost per ounce of gold equivalent sold ($/oz)	934	949	323	1,487	1,155	840
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q4 2023.
Figures may not add due to rounding

Fortuna | 31

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Year 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	159,789	172,056	211,062	102,492	73,030	718,431
Inventory adjustment	(4,930)	(1,365)	—	(770)	—	(7,065)
Depletion, depreciation, and amortization	(50,114)	(49,705)	(107,039)	(4,737)	(15,942)	(227,537)
Royalties and taxes	(537)	(21,128)	(23,622)	(3,011)	(1,172)	(49,470)
By-product credits	(3,232)	—	—	—	—	(3,232)
Other	—	—	—	—	(2,583)	(2,583)
Treatment and refining charges	—	—	—	3,261	8,732	11,993
Cash cost applicable per gold equivalent ounce sold	100,976	99,858	80,401	97,235	62,065	440,535
Ounces of gold equivalent sold	96,059	116,130	137,753	45,136	51,140	446,217
Cash cost per ounce of gold equivalent sold ($/oz)	1,051	860	584	2,154	1,214	987
Gold equivalent was calculated using the realized prices for gold of $2,401/oz Au, $28.0/oz Ag, $2,072/t Pb, and $2,786/t Zn for Year 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	176,696	186,757	79,472	140,068	69,408	652,401
Inventory adjustment	(7,870)	(3,859)	—	(4,554)	—	(16,283)
Depletion, depreciation, and amortization	(51,258)	(73,064)	(40,529)	(40,028)	(13,314)	(218,193)
Royalties and taxes	(14,958)	(14,678)	(10,932)	(4,390)	(1,078)	(46,036)
By-product credits	(7,921)	—	—	—	—	(7,921)
Other	—	—	—	253	(1,692)	(1,439)
Treatment and refining charges	—	—	—	4,352	19,974	24,326
Cash cost applicable per gold equivalent ounce sold	94,689	95,156	28,011	95,701	73,298	386,855
Ounces of gold equivalent sold	102,896	117,676	78,521	80,458	63,229	442,780
Cash cost per ounce of gold equivalent sold ($/oz)	920	809	357	1,189	1,159	874
Gold equivalent was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn for year 2023.
Figures may not add due to rounding

Fortuna | 32

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and twelve months ended December 31, 2024 and 2023:

AISC Per Gold Equivalent Ounce Sold - Q4 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,310	23,968	23,751	24,476	16,690	—	117,195
Inventory net realizable value adjustment	—	(829)	—	1,366	—	—	537
Royalties and taxes	79	5,346	6,377	801	222	—	12,825
Worker's participation	—	—	—	—	1,733	—	1,733
General and administration	3,026	503	2,549	1,364	1,391	9,666	18,499
Stand-by	—	—	—	—	—	—	—
Total cash costs	31,415	28,988	32,677	28,007	20,036	9,666	150,789
Sustaining capital[1]	19,869	9,430	17,396	171	8,338	—	55,204
Blue chips gains (investing activities)[1]	(1,406)	—	—	—	—	—	(1,406)
All-in sustaining costs	49,878	38,418	50,073	28,178	28,374	9,666	204,587
Gold equivalent ounces sold	26,629	29,509	36,384	11,051	11,863	—	115,436
All-in sustaining costs per ounce	1,873	1,302	1,376	2,550	2,392	—	1,772
Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q4 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,869	26,783	13,903	26,237	18,750	—	112,542
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	3,916	4,437	6,364	815	227	—	15,759
Worker's participation	—	—	—	(430)	399	—	(31)
General and administration	2,833	(336)	1,398	1,789	1,344	12,603	19,631
Stand-by	—	2,700	—	—	—	—	2,700
Total cash costs	33,618	33,584	21,665	28,411	20,720	12,603	150,601
Sustaining capital[1]	11,205	14,958	10,050	4,693	10,513	—	51,419
Blue chips gains (investing activities)[1]	(12,395)	—	—	—	—	—	(12,395)
All-in sustaining costs	32,428	48,542	31,715	33,104	31,233	12,603	189,625
Gold equivalent ounces sold	28,779	28,229	43,018	17,650	16,236	—	133,912
All-in sustaining costs per ounce[2]	1,127	1,720	737	1,876	1,924	—	1,416
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q4 2023.
Figures may not add due to rounding
[1] Presented on a cash basis

[2] The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change

Fortuna | 33

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

AISC Per Gold Equivalent Ounce Sold - Year 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	100,976	99,858	80,401	97,235	62,065	—	440,535
Inventory net realizable value adjustment	—	948	—	1,366	—	—	2,314
Royalties and taxes	537	21,128	23,622	3,011	1,172	—	49,470
Worker's participation	—	—	—	—	3,094	—	3,094
General and administration	12,121	1,785	9,266	6,213	5,263	38,928	73,576
Stand-by	—	—	—	—	—	—	—
Total cash costs	113,634	123,719	113,289	107,825	71,594	38,928	568,989
Sustaining capital[1]	68,276	34,154	45,565	846	23,897	—	172,738
Blue chips gains (investing activities)[1]	(9,716)	—	—	—	—	—	(9,716)
All-in sustaining costs	172,194	157,873	158,854	108,671	95,491	38,928	732,011
Gold equivalent ounces sold	96,059	116,130	137,753	45,136	51,140	—	446,217
All-in sustaining costs per ounce	1,793	1,359	1,153	2,408	1,867	—	1,640
Gold equivalent was calculated using the realized prices for gold of $2,401/oz Au, $28.0/oz Ag, $2,072/t Pb, and $2,786/t Zn for Year 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	94,689	95,156	28,011	95,701	73,298	—	386,855
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	14,958	14,678	10,932	4,390	1,078	—	46,036
Worker's participation	—	—	—	(316)	1,927	—	1,611
General and administration	9,624	919	4,510	7,040	4,810	35,903	62,806
Stand-by	—	5,699	—	4,084	—	—	9,783
Total cash costs	119,271	116,786	43,453	110,899	81,113	35,903	507,425
Sustaining capital[1]	41,751	59,613	16,241	19,111	23,743	—	160,459
Blue chips gains (investing activities)[1]	(12,395)	—	—	—	—	—	(12,395)
All-in sustaining costs	148,627	176,399	59,694	130,010	104,856	35,903	655,489
Gold equivalent ounces sold	102,896	117,676	78,521	80,458	63,229	—	442,780
All-in sustaining costs per ounce[2]	1,444	1,499	760	1,616	1,658	—	1,480
Gold equivalent was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn for year 2023.
Figures may not add due to rounding
[1] Presented on a cash basis

[2] The composition of AISC was revised in Q4 2024 and the comparative period was updated to reflect the change. Refer to “Non-IFRS Financial Measures – All-in Sustaining Cost Per Gold Equivalent Ounce Sold” for a description of the calculation and the reason for the change

Fortuna | 34

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the 2024 Financial Statements for the three and twelve months ended December 31, 2024 and 2023:

Cash Cost Per Silver Equivalent Ounce Sold - Q4 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	28,547	19,866	48,413
Inventory adjustment	(1,366)	—	(1,366)
Depletion, depreciation, and amortization	(2,623)	(4,295)	(6,918)
Royalties and taxes	(801)	(222)	(1,023)
Other	(1)	(1,624)	(1,625)
Treatment and refining charges	720	2,965	3,685
Cash cost applicable per silver equivalent sold	24,476	16,690	41,166
Ounces of silver equivalent sold[1]	941,072	1,009,804	1,950,876
Cash cost per ounce of silver equivalent sold ($/oz)	26.01	16.53	21.10

1 Silver equivalent sold for Q4 2024 for San Jose is calculated using a silver to gold ratio of 85.2:1. Silver equivalent sold for Q4 2024 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q4 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	41,108	18,599	59,707
Inventory adjustment	(4,554)	—	(4,554)
Depletion, depreciation, and amortization	(11,351)	(3,466)	(14,817)
Royalties and taxes	(815)	(227)	(1,042)
Other	344	(397)	(53)
Treatment and refining charges	1,505	4,241	5,746
Cash cost applicable per silver equivalent sold	30,791	18,750	49,541
Ounces of silver equivalent sold[1]	1,505,763	1,398,062	2,903,825
Cash cost per ounce of silver equivalent sold ($/oz)	20.45	13.42	17.06

[1] Silver equivalent sold for Q4 2023 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Q4 2023 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:23.8 pounds, and silver to zinc ratio of 1:20.3 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	102,492	73,030	175,522
Inventory adjustment	(770)	—	(770)
Depletion, depreciation, and amortization	(4,737)	(15,942)	(20,679)
Royalties and taxes	(3,011)	(1,172)	(4,183)
Other	—	(2,583)	(2,583)
Treatment and refining charges	3,261	8,732	11,993
Cash cost applicable per silver equivalent sold	97,235	62,065	159,300
Ounces of silver equivalent sold[1]	3,851,400	4,396,445	8,247,845
Cash cost per ounce of silver equivalent sold ($/oz)	25.25	14.12	19.31

1 Silver equivalent sold for Year 2024 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Year 2024 for Caylloma is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 35

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Cash Cost Per Silver Equivalent Ounce Sold - Year 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	140,068	69,408	209,476
Inventory adjustment	(4,554)	—	(4,554)
Depletion, depreciation, and amortization	(40,028)	(13,314)	(53,342)
Royalties and taxes	(4,390)	(1,078)	(5,468)
Other	253	(1,692)	(1,439)
Treatment and refining charges	4,352	19,974	24,326
Cash cost applicable per silver equivalent sold	95,701	73,298	168,999
Ounces of silver equivalent sold[1]	6,700,419	5,269,540	11,969,959
Cash cost per ounce of silver equivalent sold ($/oz)	14.28	13.91	14.12

1 Silver equivalent sold for year 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for year 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Fortuna | 36

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and twelve months ended December 31, 2024 and 2023:

AISC Per Silver Equivalent Ounce Sold - Q4 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	24,476	16,690	41,166
Inventory net realizable value adjustment	1,366	—	1,366
Royalties and taxes	801	222	1,023
Worker's participation	—	1,733	1,733
General and administration	1,364	1,391	2,755
Stand-by	—	—	—
Total cash costs	28,007	20,036	48,043
Sustaining capital[3]	171	8,338	8,509
All-in sustaining costs	28,178	28,374	56,552
Silver equivalent ounces sold[1]	941,072	1,009,804	1,950,876
All-in sustaining costs per ounce[2]	29.94	28.10	28.99

1 Silver equivalent sold for Q4 2024 for San Jose is calculated using a silver to gold ratio of 85.2:1. Silver equivalent sold for Q4 2024 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q4 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	26,237	18,750	44,987
Inventory net realizable value adjustment	—	—	—
Royalties and taxes	815	227	1,042
Worker's participation	(430)	399	(31)
General and administration	1,789	1,344	3,133
Stand-by	—	—	—
Total cash costs	28,411	20,720	49,131
Sustaining capital[3]	4,693	10,513	15,206
All-in sustaining costs	33,104	31,233	64,337
Silver equivalent ounces sold[1]	1,505,763	1,398,062	2,903,825
All-in sustaining costs per ounce[2]	21.98	22.34	22.16

1 Silver equivalent sold for Q4 2023 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Q4 2023 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:23.8 pounds, and silver to zinc ratio of 1:20.3 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 37

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Year 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	97,235	62,065	159,300
Inventory net realizable value adjustment	1,366	—	1,366
Royalties and taxes	3,011	1,172	4,183
Worker's participation	—	3,094	3,094
General and administration	6,213	5,263	11,476
Stand-by	—	—	—
Total cash costs	107,825	71,594	179,419
Sustaining capital[3]	846	23,897	24,743
All-in sustaining costs	108,671	95,491	204,162
Silver equivalent ounces sold[1]	3,851,400	4,396,445	8,247,845
All-in sustaining costs per ounce[2]	28.22	21.72	24.75

1 Silver equivalent sold for Year 2024 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Year 2024 for Caylloma is calculated using a silver to gold ratio of 80.1:1, silver to lead ratio of 1:29.7 pounds, and silver to zinc ratio of 1:22.1 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	95,701	73,298	168,999
Inventory net realizable value adjustment	—	—	—
Royalties and taxes	4,390	1,078	5,468
Worker's participation	(316)	1,927	1,611
General and administration	7,040	4,810	11,850
Stand-by	4,084	—	4,084
Total cash costs	110,899	81,113	192,012
Sustaining capital[3]	19,111	23,743	42,854
All-in sustaining costs	130,010	104,856	234,866
Silver equivalent ounces sold[1]	6,700,419	5,269,540	11,969,959
All-in sustaining costs per ounce[2]	19.40	19.90	19.62

1 Silver equivalent sold for year 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for year 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2024	2023	2024	2023

Net cash provided by operating activities	150.3	105.1	365.7	296.9
Closure and rehabilitation provisions	3.3	-	5.6	-
Séguéla, working capital	-	-	-	4.4
Additions to mineral properties, plant and equipment	(51.0)	(46.3)	(154.1)	(143.6)
Gain on blue chip swap investments	1.4	12.4	9.7	12.4
Right of use payments	(5.9)	(5.0)	(20.7)	(16.6)
Other adjustments	(2.5)	-	(3.3)	-
Free cash flow from ongoing operations	95.6	66.2	202.9	153.5

Figures may not add due to rounding

Fortuna | 38

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2024	2023	2024	2023
Net income	15.1	(89.8)	141.9	(43.6)
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	(0.4)	(0.4)	(0.5)
Write off of mineral properties	12.9	4.0	12.9	4.5
Unrealized loss (gain) on derivatives	-	0.1	-	(0.3)
Income tax, convertible debentures	-	-	(12.0)	-
Impairment of mineral properties, plant and equipment	-	90.6	-	90.6
San Jose ARO adjustment	7.2	-	7.2	-
Inventory adjustment	4.8	13.5	6.8	14.2
Accretion on right of use assets	1.1	0.5	3.8	3.3
Other non-cash/non-recurring items	(0.4)	4.9	(2.9)	4.4
Adjusted net income	40.6	23.4	157.3	72.6
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2024	2023	2024	2023
Net income	15.1	(89.8)	141.9	(43.6)
Adjustments:
Community support provision and accruals	(0.1)	(0.5)	(0.6)	(0.7)
Inventory adjustment	4.6	15.4	7.1	16.3
Foreign exchange loss, Séguéla Mine	-	-	-	0.8
Net finance items	6.2	7.5	25.6	21.8
Depreciation, depletion, and amortization	62.6	71.6	230.0	219.6
Income taxes	33.0	17.0	70.3	32.6
Write off of mineral properties	14.5	5.3	14.5	6.0
Impairment of mineral properties, plant and equipment	-	90.6	-	90.6
San Jose ARO adjustment	7.2	-	7.2	-
Other non-cash/non-recurring items	(5.2)	3.2	(19.1)	(8.3)
Adjusted EBITDA	137.9	120.3	476.9	335.1

Figures may not add due to rounding

Fortuna | 39

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2024 and 2023:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2024	2023	2024	2023
Net income attributable to shareholders	11.3	(92.3)	128.7	(50.8)
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	(0.4)	(0.4)	(0.5)
Foreign exchange loss, Séguéla Mine[2]	-	0.1	-	-
Write off of mineral properties	12.9	4.0	12.9	4.5
Unrealized loss (gain) on derivatives	-	0.1	-	(0.3)
Income tax, convertible debentures	-	-	(12.0)	-
Impairment of mineral properties, plant and equipment	-	90.6	-	90.6
San Jose ARO adjustment	7.2	-	7.2	-
Inventory adjustment	5.0	13.2	6.7	13.9
Accretion on right of use assets	1.0	0.5	3.7	3.1
Other non-cash/non-recurring items	(0.3)	4.8	(2.8)	4.4
Adjusted attributable net income	37.0	20.6	144.0	64.9
[1] Amounts are recorded in Cost of sales

Net Debt

The following table presents a calculation of net debt as at December 31, 2024:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at December 31, 2024
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents	(231.3)
Total net debt[1]	(58.8)
Adjusted EBITDA (last four quarters)	476.9
Total net debt to adjusted EBITDA ratio	-0.1:1
[1] Excluding letters of credit

Working Capital

The following table presents a calculation of working capital as at December 31, 2024 and 2023:

	As at December 31,
	2024	2023
Current Assets	486.2	333.3
Current Liabilities	256.0	243.8
Working Capital	230.2	89.6
Figures may not add due to rounding

Fortuna | 40

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.

The Company is exposed to many risks in conducting its business, including, but not limited, to metal price risk as the Company derives its revenue from the sale of gold, silver, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars, whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; rising rates of inflation which impact the costs of production; political risks, capital controls risk and the limitations on the repatriation of operating cash flows, environmental risks; risks related to the ability of the Company to obtain permits for its operations, and risks related to its relations with employees. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company has four operating mines and exploration activities in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, Peru, and the preliminary economic assessment stage Diamba Sud gold project in Senegal. All these jurisdictions are potentially subject to a number of political and economic risks as described below, including risk specific to operating in West Africa. The Company is unable to determine the impact of these risks on its future financial position or results of operations, and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

The majority of the Company’s production and revenue to December 31, 2024 was derived from its operations in Argentina, Mexico, Burkina Faso, Côte d'Ivoire, and Peru. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: trend towards resource nationalization in certain West African countries as described below; expropriation or nationalization without adequate compensation, especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regime, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest, and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates

Fortuna | 41

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations; local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns.

On January 28, 2024, the Government of Burkina Faso, along with Mali and Niger, announced its intention to withdraw from the Economic Community of West Africa States (ECOWAS). The protocol to withdraw from ECOWAS takes up to one year to complete and there is significant uncertainty on how this will impact the economic and political situation in Burkina Faso. Burkina Faso has not yet announced an intention to withdraw from the West African Monetary Union (WAMU) which dictates free trade and the currency within the economic zone. Management will continue to monitor the situation and take the appropriate actions to limit risk as a result of the announcement.

On July 6, 2024 the Alliance of Sahel States (AES) was formally announced as a confederation of Burkina Faso, Niger and Mali. This is in addition to the announcement of the three governments to leave the Economic Community of West Africa States (ECOWAS) on January 28, 2024. It is uncertain how this new confederation will impact the political or economic environment at this time. Management will continue to monitor the situation and take the necessary actions to limit risks which may result from the creation of this Alliance.

Risks of Operating in West Africa

Certain of the Company’s operations are currently conducted in West Africa, with the Séguéla Mine in Côte d’Ivoire, the Yaramoko Mine in Burkina Faso, and the Diamba Sud exploration project in Senegal, and, as such is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to: civil and ethnic unrest, war (including in neighboring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, illegal mining, invalidation of governmental orders, failure to enforce existing laws, labor disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honor or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labor, taxation, land tenure, foreign investments, income repatriation, and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of assets and property interests, currency controls and government regulations that favor or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction; as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

As African governments continue to grapple with challenges in their public finance management systems, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue for the Governments, by enhancing tax collection and increasing the State free carried ownership interest in companies from within the extractive sector in particular. Governments are assessing the terms for mining company’s to exploit resources in their countries. Neighbouring countries such as Mali have also taken aggressive action to collect additional revenue from the extractive sector including detaining company officials and issuing arrest warrants based on the results of State audits. There is significant uncertainty that  this kind of behaviour will not spread to other countries in West Africa where we operate.

African governments have also indicated their intentions to, or have modified their national mining codes. In July of 2024 the Government of Burkina Faso published a new mining code (the “2024 Mining Code”) and related Local Content law in the Official Journal. While the Company does not foresee a material change to our business in Burkina Faso based on its review of the 2024 Mining Code, it is expected that the government will release additional regulations and implement decrees that will clarify how the 2024 Mining Code and Local Content law should be applied to mining companies.

Fortuna | 42

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

On January 10, 2025 the Government of Côte d’Ivoire revised a portion of its Mining Code and increased the royalty on gold sales by 2%. The Government has indicated its intention to make further modifications to the national Mining Code. The Company continues to monitor the proposed reforms.

The government of Burkina Faso continues to be under fiscal pressure to fund its war efforts in the northern part of the country. This has impacted the timeliness of government payments, in particular the refund of VAT. Management continues to engage with the government and local banks to identify opportunities to collect, offset or sell its VAT holdings in Burkina Faso.

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction, or expropriation of entitlements. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of capital and profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries and their profitability.

Different economic and social issues exist in emerging markets which may affect the Company’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis, and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases in Africa may prove insufficient to adequately address these serious issues. Operations in some emerging countries of West Africa may also be subject to civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft, and vandalism. Any disturbances and criminal activities may cause disruptions at the Company’s operations, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its respective employees and/or financial damages or penalties. In particular, the risks associated with civil unrest in the foreign jurisdictions and local communities in which the Company operates may lead to critical supply chain interruptions.

Any of the above events could delay or prevent the Company from exploring, permitting, developing operating, or its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical

Fortuna | 43

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver, and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s operations and projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

The operations of the Company are subject to all of the hazards and risks normally incidental to mining exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure. Any such hazards could result in work stoppages, damage to or destruction of mines and other facilities, damage to life and property, environmental damage, and possible legal liability for any or all damages. While the Company maintains insurance against certain risks, potential claims could exceed policy limits or be excluded from coverage. There are also risks against which the Company cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may have a material adverse effect on the Company’s business, financial condition or results of operations.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws,

Fortuna | 44

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment, or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities. The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations. However, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the Séguéla Mine is located in in Côte d’Ivoire. Following instability in recent years in several West African countries, the prevailing security environment in certain West African countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, including the 2022 military coups in Burkina Faso and the coup in Niger in July of 2023. While additional measures have been implemented in response to ensure the security of its various assets, personnel, and contractors, and while the Company continues to cooperate with regional governments, their security forces, and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel, and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2024 and 2023 is as follows:

Fortuna | 45

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

As at	December 31, 2024	December 31, 2023
Cash and cash equivalents	231.3	128.1
Trade and other receivables	100.0	69.5
Income tax receivable	5.3	6.3
Other non-current receivables	33.2	18.7
	369.8	222.6

Figures may not add due to rounding

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at December 31, 2024:

Metal	Change	Effect on Sales
Gold	+/- 10%	0.3
Silver	+/- 10%	0.5
Lead	+/- 10%	0.5
Zinc	+/- 10%	0.7

Changes in the market prices of the precious metals that the Company produces affects the Company’s profitability and cashflow. Metals prices can fluctuate due to many factors including, demand, the strength of the United States dollar, currency exchange rates, inflation, global mine production levels, other general price instability. Decrease in the market price of metals can also significantly affect the value of the Company’s metal inventory, stockpiles and leach pads, and it may be necessary to record a write-down to the net realizable value as well as significantly impact the carrying value of Company’s assets.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian Dollars, Peruvian Soles, Argentine Pesos, Mexican Pesos, Euros, Australian dollars, and West African CFA Francs. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

Fortuna | 46

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2024:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/- 10%	1.2
Peruvian soles	+/- 10%	0.4
Argentine pesos	+/- 10%	0.6
Canadian dollars	+/- 10%	1.2
West African CFA francs	+/- 10%	1.2
Australian dollar	+/- 10%	0.1
Euros	+/- 10%	0.4

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine Pesos from the export of all gold doré sold from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

Through 2024 the Milei government introduced a 2% crawling peg on the devaluation of the Argentine Peso as part of its reforms to combat inflation in the country. The crawling peg was reduced to 1% in early 2025. The change in macro-economic policy resulted in appreciation of the Argentine Peso relative to the US Dollar impacting Peso denominated costs. There remains considerable uncertainty of how future macro-economic intervention by the Argentine government will impact the value of the Peso relative to the US Dollar.

The following tables summarize the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at December 31, 2024 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Francs	Australian Dollars	Euro
Cash and cash equivalents	0.9	6.0	30.1	123.8	18,192.2	0.2	2.9
Marketable securities	0.2	-	-	-	-	-	-
Restricted cash	-	-	-	-	293.3	-	-
Trade and VAT receivables	0.2	5.0	77.1	18,844.9	27,131.8	-	-
Income tax receivable	-	12.8	84.0	-	-	-	-
VAT - long-term receivable	-	-	54.8	-	16,238.0	-	-
Trade and other payables	(19.9)	(27.1)	(262.0)	(9,840.6)	(51,995.7)	(2.5)	(7.0)
Provisions, current	-	(4.3)	(89.8)	(2,306.5)	-	-	-
Income tax payable	-	-	(5.4)	-	(1,274.8)	-	-
Provisions, non-current	-	(8.5)	(161.7)	-	-	-	-
Total foreign currency exposure	(18.6)	(16.1)	(272.9)	6,821.6	8,584.8	(2.3)	(4.1)
US$ equivalent of foreign currency exposure	(13.0)	(4.3)	(13.5)	6.6	13.7	(1.5)	(4.2)
Figures may not add due to rounding

Fortuna | 47

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

As at December 31, 2023 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Francs	Australian Dollars	Euro
Cash and cash equivalents	0.5	6.9	8.8	1,092.7	39,898.0	-	-
Marketable securities	0.1	-	-	-	-	-	-
Restricted cash	-	-	-	-	573.8	-	-
Trade and VAT receivables	0.4	1.7	114.2	9,554.2	16,584.8	(0.1)	-
Income tax receivable	-	28.1	84.1	-	-	-	-
VAT - long-term receivable	-	-	64.3	-	5,582.8	-	-
Trade and other payables	(18.7)	(51.3)	(174.0)	(6,605.6)	(18,465.1)	(1.3)	(2.5)
Provisions, current	-	(5.9)	(21.4)	(1,334.1)	-	-	-
Income tax payable	-	-	(28.1)	-	(2,136.2)	-	-
Other liabilities	(0.2)	-	(121.2)	-	-	-	-
Provisions, non-current	-	(13.9)	(107.6)	-	-	-	-
Total foreign currency exposure	(17.9)	(34.4)	(180.9)	2,707.2	42,038.1	(1.4)	(2.5)
US$ equivalent of foreign currency exposure	(13.5)	(9.3)	(10.7)	3.4	70.9	(0.9)	(2.8)
Figures may not add due to rounding

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning, and budgeting process is in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any. See also “Liquidity and Capital Resources”.

As at December 31, 2024, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2024
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	151.6	-	-	-	151.6
Debt	-	-	172.5	-	172.5
Closure and reclamation provisions	4.8	28.3	11.8	38.7	83.6
Income taxes payable	80.1	-	-	-	80.1
Lease obligations	24.8	45.9	4.9	6.6	82.2
Other liabilities	-	4.1	-	-	4.1
Total	261.3	78.3	189.2	45.3	574.1
Figures may not add due to rounding

Fortuna | 48

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. These changes have since ratified and extended legislation to December 31, 2025. . These provisions restrict the Company from holding funds in Argentina in United States dollars. Accordingly, the Company is required to convert the equivalent value of proceeds received in foreign currency from the export of all gold doré from the Lindero Mine, into Argentine Pesos. In addition, the Company is required to obtain the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of profits out of Argentina.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

As at	December 31, 2024	December 31, 2023
Equity	1,403.9	1,238.4
Debt	126.0	206.8
Lease obligations	68.0	57.4
Less: cash and cash equivalents	(231.3)	(128.1)
	1,366.6	1,374.5
Figures may not add due to rounding

Other than the restrictions related to capital controls, and complying with the debt covenants under the Company’s credit facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2024, the Company was in compliance with its debt covenants.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its SOFR-based debt and the mark-to-market value of derivative instruments which depend on interest rates.

Fortuna | 49

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

Key Personnel

The Company is dependent on a number of key management and employee personnel. The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees. The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups, or private landowners relating to land and mineral rights, and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2024 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements, to improve disclosures about supplier finance arrangements. The Company adopted these amendments effective January 1, 2024. The adoption of the amendments did not have a material impact on the Company's financial statements.

In September 2022, the IASB issued amendments to IFRS 16, Lease Liability in a Sale and Leaseback, to clarify how a seller-lessee subsequently measures the lease liability arising from a sale and leaseback transaction. The Company adopted these amendments effective January 1, 2024. The adoption of the amendments did not have a material impact on the Company's financial statements.

In January 2020 and October 2022, the IASB issued amendments to IAS 1, Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants, respectively. The amendments clarify that the classification should be based on the right to defer settlement that exists at the end of the reporting period, irrespective of management's expectations. The amendments also provide guidance on the definition of “settlement” and the impact of covenants on classification. The amendments are to be applied retrospectively to all periods presented. The Company adopted these amendments effective January 1, 2024. The adoption of the amendments did not have a material impact on the Company's financial statements..

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2024 and concluded that they are effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). Management conducted an evaluation of the effectiveness of ICFR and concluded that it was effective as of December 31, 2024.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; estimated production forecasts for 2025; estimated costs; estimated cash costs and AISC and expenditures for 2025; estimated capital expenditures in 2025; estimated Brownfields and Greenfields expenditures in 2025; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements regarding the completion of the sale of the San Jose Mine and the right to receive additional payments upon the completion of certain conditions post-closing; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; the Company’s expectation that there are no changes in internal controls during the year ended December 31, 2024 that are reasonably likely to materially affect the Company’s internal control over financing reporting; expectations regarding the timeline for completion of the heap leach pad expansion project at the Lindero Mine; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; statements that management will continue to monitor the political and regulatory environments in Argentina and in Burkina Faso and will take appropriate actions to mitigate the risks to the Company’s operations; and the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine, the Yaramoko Mine, and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2023 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power,

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2024 (in US dollars, tabular amounts in millions, except where noted)

blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Israel - Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; expectations regarding the Company completing the sale of the San Jose Mine on a basis consistent with the Company’s current expectations; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; expectations that the 2024 Mining Code will not have a material change to the Company’s business in Burkina Faso; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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